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MAR 01 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STONEPINE ADVISORS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Middlefield Road, Suite 104
(No. and Street)

Menlo Park	**CA**	**94025**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Reilly, Managing Partner **650-866-5371**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Moss Adams LLP
(Name - if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	**Dallas**	**TX**	**75231**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Samuels, Reschelle

From: Jim Reilly <jim@stonepineadvisors.com>
Sent: Tuesday, May 30, 2017 4:39 PM
To: Samuels, Reschelle
Subject: Stonepine Advisors filing 8-68618

Please feel free to file my confidential financials in lieu of my public filing since my new auditor did not prepare a public filing this year.

Jim Reilly
Managing Partner
Stonepine Advisors, LLC

OATH OR AFFIRMATION

I, James Reilly, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Stonepine Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

James Reilly
Signature

MANAGING PARTNER
Title

Subscribed and sworn
to before me
this ______ day of ______________ 2017

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN MATEO

Subscribed and sworn to (or affirmed) before me on this 25TH day of FEBRUARY, 2017, by JAMES REILLY

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal) Signature

STEVEN A. WAGNER
COMM. # 2101687
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Exp. Feb. 28, 2019

This report* contains (check all applicable boxes):

V	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income (Loss).
x	(d)	Statement of Cash Flows
x	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
x	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
x	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
x	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEPINE ADVISORS, LLC

CONTENTS

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Stonepine Advisor, LLC

We have audited the accompanying statement of financial condition of Stonepine Advisors, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonepine Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Stonepine Advisors, LLC's financial statements. The information in Schedule I is the responsibility of Stonepine Advisors, LLC's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 28, 2017

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

STONEPINE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	14,886
Due from related party		5,639
Prepaid expenses		8,270
TOTAL ASSETS	$	28,795

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$	9,625
TOTAL LIABILITIES		9,625
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		19,170
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	28,795

The accompanying notes are an integral part of these financial statements.

STONEPINE ADVISORS, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2016

REVENUES		
Investment banking and private placement consulting	$	75,000
Interest and other		11
TOTAL REVENUES		75,011
EXPENSES		
Professional fees and compensation		190,503
Rent		45,480
Travel and entertainment		3,765
Compliance fee		22,250
Bad debt		22,500
Advertising and marketing		1,505
Other		7,950
TOTAL EXPENSES		293,953
Net Loss	$	(218,942)

The accompanying notes are an integral part of these financial statements.

STONEPINE ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBER'S EQUITY, DECEMBER 31, 2015	$	47,062
Member's contributions		191,050
Net loss		(218,942)
MEMBER'S EQUITY, DECEMBER 31, 2016	$	19,170

The accompanying notes are an integral part of these financial statements.

STONEPINE ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (218,942)
Adjustments to reconcile net profit or loss to net cash used in operating activities:	
Bad debt	22,500
Changes in operating assets and liabilities:	
Accounts receivable	5,000
Prepaid expenses	1,047
Accrued expenses	(18,065)
Due from related party	(5,639)
Due to related party	(2,279)
NET CASH USED IN OPERATING ACTIVITIES	(216,378)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	191,050
NET CASH PROVIDED BY FINANCING ACTIVITIES	191,050
NET CHANGE IN CASH AND CASH EQUIVALENTS	(25,328)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	40,214
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 14,886

The accompanying notes are an integral part of these financial statements.

Note 1 – Ownership Structure

Stonepine Advisors, LLC (the "Company") is a registered securities broker-dealer that is incorporated in the state of California as a California limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides services as a strategic and financial advisor to small and mid-sized technology companies. Such services include both buy and sell side merger and acquisition advice and fairness opinions, financial structure advice, valuation services and capital raising services on an agency basis, in either the public or private market. The Company is headquartered in Menlo Park, California.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Fees from investment banking and venture capital activities are recognized when earned. Consulting fees are recognized as the services are performed and retainer fees are recognized over the period in which the retainer relates.

Cash

Cash consists of cash on hand, checking and saving accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2016.

Note 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to the allowance for doubtful accounts. The Company has determined that no allowance for doubtful accounts is necessary as of December 31, 2016. The Company recorded bad debt expense of $22,500 for the year ended December 31, 2016. The Company does not typically recognize interest income on trade receivables.

Financial Instruments and Fair Value

The carrying amounts of the Company's financial instruments, including cash, accounts receivable, and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

Income Taxes

The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on tax returns of its member. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the three years ended December 31, 2013, 2014 and 2015.

Note 2 - Summary of Significant Accounting Policies (continued)

Advertising

The Company expenses its advertising costs as incurred. Advertising expense, included in advertising and marketing, was $1,505 for the year ended December 31, 2016.

Note 3 – Commitments and Contingencies

The Company leases its office under a month-to-month operating lease agreement. In March 2015, the Company entered into a one-year lease for its new office in Menlo Park, California with monthly rent of $4,000 through February 28, 2016, and on a month-to-month thereafter. Rent expense for 2016 totaled $45,480.

In May 2015, the Company entered into a termination agreement with a former independent consultant whereby the Company agreed to pay the former independent consultant (1) cash payment of $45,833 by July 2015, and (2) cash payment ranging from 30% to 35% in success fees related to two of the Company's customers. As of December 31, 2016, the Company has complied with the terms of the termination agreement. Additionally, the Company may be liable for additional fees after December 31, 2016 if the Company collects future fees from these customers as defined in the termination agreement. The ultimate collection of these fees is uncertain, and as such no accrual was made as of December 31, 2016.

From time to time the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, based on discussions with legal counsel, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

Note 4 – Related Party Transactions

As of December 31, 2016, the amount due from the sole managing member for expense reimbursement was $5,639.

Note 5 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the SEC and administered by FINRA, which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2016, the Company's net capital was $5,261, its ratio of aggregate indebtedness to net capital was to 1.83 to 1, and its net capital was $261 in excess of the required minimum net capital.

The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

Note 6 – Concentration of Credit Risk

Cash is maintained with high quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company extends credit to its customers, located primarily in California, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

For the year ended December 31, 2016, revenues from one customer represented 73% of total revenues.

Note 7 – Liquidity

The Company has sustained operating losses in the current year. The Company has been able to maintain adequate liquidity through the injection of capital from its Managing Member. As of December 31, 2016 the Company had cash of $14,886 and liabilities of $9,625.

Management has carefully reviewed existing conditions with particular consideration whether the Company will be able to meet its obligations as they become due within the next year. The managing member continues to rely on the Company as a strategic part of its operation, and as such has committed financial support.

Note 8 – Subsequent Events

On January 5, 2017, the Managing Member made a capital contribution of $50,000 to the Company.

STONEPINE ADVISORS, LLC
SCHEDULE I
DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Member's Equity	$ 19,170
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	13,909
NET CAPITAL	5,261
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)	5,000
EXCESS NET CAPITAL	$ 261
AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 9,625
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.83 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

Reconciliation of Net Capital with the Company's computation on the initial Part IIA of Form X-17A-5 as of December 31, 2016.

	Member's Equity	Net Capital
As reported (unaudited)	$ 28,464	$ 14,555
Adjustments to the initial filing:		
Adjustment to accrued expenses	(9,294)	(9,294)
Total changes from initial filing	(9,294)	(9,294)
As restated	$ 19,170	$ 5,261

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS INDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Stonepine Advisors, LLC

We have reviewed management's statements, included in the accompanying Stonepine Advisors, LLC's Exemption Report, in which (1) Stonepine Advisors, LLC (the "Company") identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 28, 2017

Stonepine Advisor, LLC's Exemption Report

Stonepine Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Stonepine Advisors, LLC

I, James Reilly, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: James Reilly

Title: Managing Member
February 28, 2017

STONEPINE ADVISORS, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2016